February 7, 2012

Ms. Stephanie L. Hunsaker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: File No. 1-9861

Dear Ms. Hunsaker:

This letter serves as the response of M&T Bank Corporation (“M&T” or “the Company”) to your letter dated January 24, 2012. Your comments and our responses to those comments follow.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis

Selected Residential Real Estate-Related Loan Data, page 62

1.	Refer to your response to prior comment one. It remains unclear how you consider the lack of information on first lien performance for those home equity second lines where you do not own or service the first lien. Please tell us and revise your disclosure in future filings to address the following:

•	How this lack of information is taken into account in developing your allowance for loan losses on junior liens;

•

Disclose the leading indicators you track in order to assess the credit quality of your junior liens. In this regard, it does not appear that delinquency, nonaccrual, and charge-off statistics are leading indicators, especially in situations where your second lien is paying but the first lien is not (and you are not aware of the first lien’s payment status); and

February 7, 2012

•

Discuss the severity of loss in situations where your junior lien is current, but you are notified the senior lien is in default or foreclosure. Additionally, discuss the frequency of this occurring, and discuss how this risk is contemplated within your allowance methodology.

Response:

In our response to your previous question 4 we have attempted to explain our process and the indicators we consider in determining the allowance for credit losses for loans secured by residential real estate, including home equity loans and lines of credit. We have further expounded on that explanation in our response to question 2 below. We have stated that loss rates for these portfolios are determined by reference to recent charge-off history and are evaluated (and adjusted if deemed appropriate) through consideration of other factors including near-term forecasted loss estimates developed by M&T’s Credit Department. We believe such forecasts allow us to capture relevant inherent risks that may not necessarily be captured in historical performance measures. These forecasts give consideration to geographic region changes in collateral values (giving consideration to both first and second liens on a given property) and overall borrower repayment performance. With regard to collateral values, the realizability of such values by M&T contemplates repayment of the original balance of any first lien position prior to recovering amounts on M&T’s second lien position. In other words, because we do not know the current outstanding balance of the first lien loan, we assume that there have been no principal repayments by the borrower and that the full original loan amount is still outstanding. As previously disclosed, M&T generally evaluates home equity loans and lines of credit that are more than 150 days past due for collectability on a loan-by-loan basis and the excess of the loan balance over the net realizable value of the property collateralizing the loan is charged-off at that time. Recognizing that the vast majority of our portfolio is located within M&T’s core markets that represent areas of the country that experienced significantly less severe declines in real estate values (and in many cases none) as compared with other parts of the country, the weighted-average historical net charge-offs as a percentage of average outstanding balances of M&T’s junior lien home equity loans and lines of credit have been relatively stable, ranging between .58% and .69% for the years ended December 31, 2009, 2010 and 2011. Accordingly, we have generally found that the historical portfolio statistics and our described analyses provide adequate evidence of loan performance and losses inherent in the portfolio. Should credit trends in the portfolio or other circumstances change in a manner that is not adequately or timely revealed in the monitored metrics, management may incorporate additional information in the determination of the allowance for credit losses. If additional relevant information is utilized we will provide additional disclosures as appropriate.

Information on the frequency of occurrence and the severity of loss in situations where our junior lien was current, but we were notified the senior lien was in default or foreclosure is not tracked

February 7, 2012

and therefore we are unable to respond to your comment. Again, the overwhelming majority of loans in our junior lien home equity portfolio are not behind loans owned or serviced by M&T, so we believe historical performance is representative of that fact and is appropriately considered within our allowance methodology.

Notes to Financial Statements

5. Allowance for credit losses, page 121

2.	Refer to your responses to prior comments four and five, and please address the following regarding collateral values:

•

We note that in arriving at forecasted loss estimates for loans secured by residential real estate, you consider current estimated fair value of your collateral based on geographical adjustments for home price depreciation/appreciation. Please revise your disclosure in future filings to address how such geographical adjustments are calculated and applied in your allowance for loan losses. For example, clarify whether you utilize home price indices in order to assess collateral values by geography, and then, apply a factor to your historical loss rates to account for declining home prices, or whether some other methodology is used.

•

We note the portion of your response where you indicate that for loans not specifically identified as impaired, appraisals or other indications of value are utilized in assigning loan grades, which are then utilized in your allowance for credit losses methodology. Please clarify in more detail how this is performed and whether this is done for the entire loan portfolio, or just the property or region where an updated appraisal is obtained. Please also confirm that this loan grading analysis is performed regardless of whether the appraisal was obtained in connection with the valuation of real estate owned or for impaired loans. As part of your response, please consider providing a representative example illustrating how the loan grading is performed.

Response:

With the exception of individual loans that have been partially charged-down to net realizable value at 150 days delinquency, the allowance for credit losses for loans secured by residential real estate, including home equity loans and lines of credit, is determined at the portfolio level (i.e. not at a loan level) based on a judgmental analysis of historical and forecasted losses. The historical analysis is compiled at a portfolio level and the forecasted analysis is done by geographic area and then aggregated to the portfolio level so it can be compared to historical performance. A portfolio level loss rate is determined by reference to recent charge-off history

February 7, 2012

and is evaluated (and adjusted if deemed appropriate) through consideration of other factors including near-term forecasted loss estimates developed by M&T’s Credit Department. In arriving at such forecasts, M&T considers the current estimated fair value of its collateral based on geographical adjustments for home price depreciation/appreciation using third party published historical home price indices or automated valuation methodologies. The realizability of that collateral contemplates repayment of any first lien loan prior to recovering amounts on M&T’s second lien position. We will expand our future filings to clarify that M&T’s historical charge-off experience may be judgmentally adjusted if deemed appropriate after evaluation of near-term forecasted loss estimates, which include geographical adjustments for home price movements.

As noted in our response to prior comment 4, many factors are utilized in assigning loan grades on commercial real estate loans including payment status, industry, geographic location, business performance and estimated collateral values. Commercial real estate loan grades are assigned on an individual loan basis. As loan grades are utilized to differentiate risk within the portfolio, loss factors are assigned to such loans based on loan grades, which as noted above, include consideration of the collateral values. Loan grades for all loans are continually monitored by the relationship managers and all larger balance criticized commercial real estate loans are individually reviewed by centralized loan review personnel each quarter to determine the appropriateness of the assigned loan grade. In addition to reviewing loans that are criticized, loan review personnel also review loan grades from throughout the portfolio to ensure compliance with M&T’s credit policy and the propriety of the assigned loan grade. As updated appraisals are obtained on individual loans or other events in the market place indicate that collateral values have significantly changed, individual loan grades are adjusted as appropriate. Changes in other factors cited may also lead to loan grade changes at any time, regardless of whether an updated appraisal was obtained. Given the inherent subjectivity involved in assigning individual loan grades it would be difficult to provide a “representative example illustrating how the loan grading is performed.” We will clarify these points in future filings.

Form 8-K filed October 19, 2011

Exhibit 99

Provision for Credit Losses/Asset Quality, page 4

3.

Refer to your response to prior comment eight. We note your disclosure on page 18 of the Form 10-Q for the quarterly period ended September 30, 2011 indicates that other acquired impaired loans ceased performing in accordance with their contractual terms but are not considered impaired in the aggregate because they are included in accounting pools that continue to accrue interest. Please clarify whether you have elected to apply ASC 310-30 for

February 7, 2012

subsequent measurement of all of your acquired loans, by analogy to ASC 310-30, even though the loans were not specifically identified as impaired as of the acquisition date. If so, please revise to disclose the accretable yield roll-forward pursuant to ASC 310-30-50-2(a)(2) for the remaining acquired loans.

Response:

We confirm that, by analogy (as permitted by the letter from the Chair of the AICPA Depository Institutions Expert Panel to the Securities and Exchange Commission dated December 18, 2009), we have elected to apply ASC 310-30 for subsequent measurement of acquired loans not specifically identified as impaired as of the acquisition date. We have disclosed the interest income recognized on acquired loans in our Form 10-K as of December 31, 2010 and in each of our Form 10-Qs in 2011. There were no other significant changes to the accretable yield in 2011. We will add the accretable yield roll-forward for the remaining acquired loans to our disclosures in Form 10-K as of and for the year ended December 31, 2011.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Management’s Discussion and Analysis

Nonperforming Asset and Past due, Renegotiated and Impaired Loan Data, page 79

4.	It appears that your renegotiated loans have been in a downward trend from the first quarter of 2011 to the fourth quarter of 2011 based on your disclosure here and your Form 8-K filed January 17, 2012. Please clarify and consider revising your disclosure in future filings to discuss why this trend is occurring. For example, please tell us and consider disclosing whether this trend is primarily due to loan payoffs/paydowns, the loans being placed on nonaccrual status, loan sales, or due to the removal of a troubled debt restructuring (TDR) designation on certain of these loans. To the extent that you remove the TDR designation from any of your loans, please describe those scenarios and cite the literature upon which you relied.

Response:

The noted change in renegotiated loans from March 31, 2011 to December 31, 2011 was approximately $27 million or .04% of total loans as of December 31, 2011. While we have not performed a detailed analysis of this change, we can confirm that the Company generally does not sell troubled loans or remove them from TDR designation. The noted decrease in renegotiated loans from March 31, 2011 to December 31, 2011 was therefore primarily reflective

February 7, 2012

of the other factors noted in your query. In future filings we will discuss changes to renegotiated loans to the extent they are significant.

Privately Issued Mortgage-Backed Securities Classified as Available for Sale, page 94

5.	According to your disclosure on page 95, the projected model default percentages range from 1% to 35% as of September 30, 2011, and we note this is a decrease in the projected model default range from 1% to 45% as of June 30, 2011. Furthermore, according to your tabular disclosure on page 94, current payment status has declined in total, from 86% to 81%, with the most significant decline in the payment status of your prime-hybrid ARM mortgage-backed securities. Please tell us why the projected model default range appears to have improved between June and September 2011 while the actual payment status deteriorated during that timeframe. As part of your response, please specifically address how the projected model default percentage for the prime-hybrid fixed ARMs changed during this period.

Response:

After reviewing our disclosure in response to your comment, we discovered that in the calculation of the projected model default range as of June 30, 2011, we had inadvertently included a bond that had previously been written-down to a $0 book value through an other-than-temporary impairment charge. Excluding that one bond the projected model default range as of June 30, 2011 would have been from 1% to 35%. The noted decline in current payment status from 86% to 81% was primarily related to two prime-hybrid ARM bonds with a combined amortized cost basis of $71 million. Beginning in the third quarter of 2011, M&T did not receive the full amount of contractually required principal and interest payments expected at acquisition for those two bonds. M&T had previously recognized other-than-temporary impairment charges on such bonds in anticipation of eventual contractual defaults. Although results can vary on individual bonds, the weighted-average projected model default percentage for the prime-hybrid ARM portfolio did not change significantly during this period.

Form 8-K filed January 17, 2012

Exhibit 99, page 2

6.

We note your disclosure that you recorded a $79 million other-than-temporary impairment charge related to your 20% investment in Bayview Lending Group in the line item called “other costs of operations.” Please clarify why you classified the impairment charge in this

February 7, 2012

line item, instead of the “equity in earnings of Bayview Lending Group” line item or other-than-temporary impairment losses line item within other income.

Response:

Given that the accounting literature for the classification of an other-than-temporary impairment charge on an equity method investment is not prescriptive, we have highlighted the amount of the Bayview Lending Group (“BLG”) other-than-temporary impairment charge and the classification of such charge in “other costs of operations” so that it is transparent to the reader. We did not classify the charge as “equity in earnings of BLG” because it did not relate to the reported earnings of BLG for which we recognize a 20% share. We did not report such charge as “other-than-temporary impairment losses” because we reserve that classification for investment securities, which would not include a minority partnership-like equity ownership interest in a privately held company.

* * * *

Should you require additional clarification on any of our responses to your comments please contact me at 716-842-5844.

Very truly yours,

/s/ René F. Jones Executive Vice President and Chief Financial Officer

cc:	Michael R. Spychala